Sime Darby

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

03 JAN 28 AM 7:21

LETTER FOR MAINTENANCE OF EXEMPTION

29th January 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 2

[redacted]

03003466

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed is a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. public announcement in relation to the cessation of Seri Gardentech Sdn. Bhd. (formerly known as Sime Gardentech Sdn. Bhd.) as a subsidiary of Sime Darby Berhad - released on 28th January 2003.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

PROCESSED
FEB 1 1 2003
THOMSON
FINANCIAL

NANCY YEOH POH YEW
Group Secretary

dlw 2/3

Encl.

c.c. Mr. Andres Estay
The Bank of New York

Fax: (212) 571-3050

ggk/jg/SC-ADR-Announcement/hd

Form Version 2.0

General Announcement

Ownership transfer to S DARBY/EDMS/KLSE on 28-01-2003 05:11:41 PM
Submitted by S DARBY on 28-01-2003 05:17:34 PM
Reference No SD-030121-42928

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SIME DARBY BERHAD**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh yew**
* Designation	:	**Group Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Seri Gardentech Sdn. Bhd. (formerly known as Sime Gardentech Sdn. Bhd.) Cessation as a subsidiary of Sime Darby Berhad

* **Contents :-**

Sime Darby Berhad ("Sime Darby") wishes to announce that its wholly-owned subsidiary, Consolidated Plantations Berhad, had on 27th January 2003 disposed of its entire 70% equity interest in Seri Gardentech Sdn. Bhd. (formerly known as Sime Gardentech Sdn. Bhd.) ("Seri Gardentech"), which is involved in interior and exterior landscaping, for a total consideration of RM469,700. Seri Gardentech has therefore ceased to be a subsidiary of Sime Darby.

The above disposal of shares is not expected to have a material effect on the earnings or net tangible assets of the Sime Darby Group for the financial year ending 30th June 2003. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the said disposal of shares.

This announcement is dated 28th January 2003.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: